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                          April 13, 2023

       John Thatch
       Chief Executive Officer
       Sharing Services Global Corp
       5200 Tennyson Pkwy, Suite 400
       Plano, TX 75024

                                                        Re: Sharing Services
Global Corp
                                                            Registration
Statement on Form S-1
                                                            Filed April 7, 2023
                                                            File No. 333-271184

       Dear John Thatch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at 202-551-7127 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Darrin Ocasio